Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

June 6, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 2 to Registration Statement on Form F-1 Filed May 10, 2023 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on May 22, 2023 in which you provided comments to Amendment No. 2 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on May 10, 2022. On the date hereof, the Company has submitted Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 2 to Registration Statement on Form F-1 filed May 10, 2023

Cover Page

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic, page 45

1.	We note your disclosure that you have been actively collecting necessary disclosure for filing purposes to the CSRC in order to fully comply with necessary filing procedures pursuant to the Trial Measures, and that you will file with the CSRC once you have prepared all required filing documents. Please reconcile this with disclosure in your next sentence indicating that, as of the date of the prospectus, according to your PRC counsel, PacGate Law Group, no relevant PRC laws or regulations in effect require that you obtain permission from any PRC authorities to issue securities to foreign investors. Also, please provide updates in forthcoming amendments disclosing the status of your application to the CSRC under the Trial Measures.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that (a) although the filing procedure under the Trial Measures should be completed by the Company with the CSRC prior to this offering and listing, according to our PRC counsel, a filing with the PRC governmental authorities should not be deemed the same as a governmental approval or permission process under the PRC regulation, and (b) we have updated the disclosure to further add and specify the filing as a pre-offering and listing governmental procedure on the cover page and pages 10, 11, 13, 17, 21, 24 and 27 in Amendment No. 3.

The filing with the CSRC is required in connection with this offering, and we cannot predict, whether we will be able to complete such filing, page 26

2.	We note your disclosure that, once your registration statement on Form F-1 has been declared effective, you will be required to complete necessary filing procedures pursuant to the Trial Measures to complete this offering and listing. Please reconcile this disclosure with your disclosure that domestic enterprises shall complete filings with the CSRC prior to their overseas offerings and listings.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure on page 26 in Amendment No. 3 to state that “we will be required to complete necessary filing procedures pursuant to the Trial Measures prior to the completion of this offering and listing.”

Dilution, page 61

3.

Based on your definition of net tangible book value on page 61, please clarify how you determined that at December 31, 2022, your net tangible book value was $12,234,293 or $1.02 per ordinary share, and your pro forma net tangible book value was $24,675,093 or $1.66 per ordinary share, given your December 31, 2022 historical balance sheet balances on page F-4 and your pro forma as adjusted equity balance on page 60.

Additionally, if the underwriters exercise their over-allotment option in full, clarify why the per share amounts presented in the table do not match the per share amounts disclosed in the second paragraph below the table.

Please revise all numbers in the Dilution section as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures on page 60 and 61.

The following table illustrates the calculation of our net tangible book value:

	Actual	Pro Forma As Adjusted
	USD	USD
Net Total Assets	$12,385,766	$24,885,766
Deferred Tax Assets	$(68,433)	$(68,433)
Right-of-Use Assets	$(54,449)	$(54,449)
Deferred Offering Costs	$(312,606)	$(312,606)
Net Tangible Book Value	$11,950,278	$24,450,278

Management’s Discussion and Analysis

Results of Operations, page 65

Revenues, page 66

4.

We note you disclosed in the first paragraph that your revenues decreased by approximately $1 million or 3.3% from $29.9 million in fiscal year 2021 to $28.9 million in fiscal year 2022. If excluding the effect of exchange rate, your revenue increased 2.1% from RMB 190.7 million in 2021 to RMB 194.8 million in 2022. This appears to suggest that in 2022, you had an increase in RMB revenues due to business activities, which was more than offset by a decrease in US$ revenues due to exchange rate effect.

However your discussions in the subsequent paragraphs appear to describe the $1 million revenue decrease as attributable to a net decrease in business activities (for example, fierce competition in urban delivery services in the Huanan area), without any quantifications of revenue changes due to business activities versus due to exchange rate effect.

Please revise to clarify or resolve the disclosure inconsistencies.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures on page 66 regarding the revenue increase/decrease as follows:

For the year ended December 31, 2022, our total revenue was $28,948,039 as compared to $29,925,498 for the year ended December 31, 2021, representing a decrease of $977,459 or 3.3%. Excluding the currency impact of $1,233,608, our total revenue increased by $256,149. The increase is primarily due to the growth in domestic demand of Huadong area where we mainly conducted our temperature-controlled truckload business.

Audited Financial Statements as of and for the Fiscal Year ended December 31, 2022 Note 13 - Shareholders’ Equity, page F-34

5.	We note that you have not addressed our prior comment 6 as indicated in your response letter dated March 7, 2023. Please expand your disclosure to describe whether your additional paid in capital balance of $2,957,300, as presented on page F-4, was contributed in cash or in other manner. Pursuant to Item 9.E.1. of Form 20-F, applicable via Form F-1 Item 4.a., ensure that only the cash contribution amount is reflected in the consideration by existing shareholders per your dilution table on page 61.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures on page F-34 and 61. All additional paid in capital balance of $2,957,300, as presented on page F-4, was contributed in cash.

6.

We note that you have not fully addressed our prior comment 7 as indicated in your response letter dated March 7, 2023. Please expand your disclosure to clarify whether you received any consideration in exchange for the January 19, 2023, issuances of 7,199,444 Class A and 4,799,556 Class B ordinary shares, and if no consideration was received, reason(s) for the issuances.

Explain why you and your auditors referred to the retroactive adjustments of the January 19, 2023 shares as “nominal” issuance of shares on pages 6, F-2 to F-6 and F-36, when these shares represented virtually all of your 12 million shares issued and outstanding at December 31, 2022 on a retroactively adjusted basis. Additionally, adjust the number of shares per your table on page 6 to show the shares on a restated basis.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the purpose of the issuance of shares on January 19, 2023, was to restructure the number of outstanding ordinary shares prior to our IPO. While the shares were issued at par value of $0.0001 (“nominal consideration”), they were issued subsequently and as part of the Company’s share recapitalization. The 12 million shares were issued to all existing shareholders on a pro rata basis, based on their previous ownership percentages of the operating entity immediately prior to the restructuring.

The Codification of Staff Accounting Bulletins, Topic 4: Equity Accounts, D. Earnings Per Share Computations in An Initial Public Offering (“SAB Topic 4.D”) or codified in ASC 260-10-S99-1, defines Pre-IPO common stock issued for nominal consideration is considered to be “nominal issuance”. In accordance with ASC 260-10-55-12, the nominal issuance is considered recapitalization in substance and shall be reflected in manner similar to a stock split or stock dividend for which retroactive treatment is required.

In order to eliminate any possible misunderstanding, we have revised our disclosures on F-4 to F-6 and F-36.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

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